UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended December 31, 2017
☐	TRANSITION REPORT PURSUANT TO SECIONT 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Commission file number 001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION

401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION

10 LONGS PEAK DRIVE

BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Ball Corporation 401(k) and Employee Stock Ownership Plan

Broomfield, Colorado

Opinion on the Financial Statemens

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

We have served as the Plan’s auditor since 2016

Denver, Colorado

June 25, 2018

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,

	2017	2016

Assets:
Investments, at fair value	$ 2,351,289,364	$ 2,010,165,828

Total Investments	2,351,289,364	2,010,165,828

Receivables:
Employee contributions	110,428	165,109
Employer contributions	6,880,160	943,870
Notes receivable from participants	24,207,931	25,037,531

Total receivables	31,198,519	26,146,510

Net assets available for benefits	$ 2,382,487,883	$ 2,036,312,338

See accompanying notes to the financial statements.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2017	2016

Additions:
Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 60,503,227	$ 35,804,162
Net appreciation in fair value of investments	214,669,027	92,737,691
Total net investment income	275,172,254	128,541,853

Interest income on notes receivable from participants	1,092,694	1,089,262

Contributions
Participants	61,529,845	58,423,277
Employer, net of forfeitures	30,869,233	23,956,163
Rollovers and other additions	7,342,230	4,495,842
Total contributions	99,741,308	86,875,282

Total additions	376,006,256	216,506,397
Deductions:
Deductions to net assets attributed to:

Distributions to participants	186,542,274	140,133,221
Administrative expenses	709,287	498,996
Total deductions	187,251,561	140,632,217

Net increase in net assets, before transfers	188,754,695	75,874,180

Transfers in/(out) (Note 1)	157,420,850	(218,331)

Net increase in net assets, after transfers	346,175,545	75,655,849

Net assets available for benefits
Beginning of year	2,036,312,338	1,960,656,489
End of year	$ 2,382,487,883	$ 2,036,312,338

See accompanying notes to the financial statements.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 1–Description of the Plan

The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”).  The Plan is a defined contribution plan established on September 1, 1983. The Plan was amended and restated on July 1, 1989, under the rules of The Internal Revenue Code of 1986, as amended (“IRC”), Section 401(k), to add an employee stock ownership (the “ESOP”) feature which was qualified under IRC Sections 401(a) and 4975(e)(7).  The Plan was most recently amended and restated effective January 1, 2015.   Participants should refer to the Plan Document or the Summary Plan Description for more complete information.

On June 30, 2016, the Company completed the acquisition of Rexam PLC (Rexam).  On January 26, 2017 the Company amended the Plan to merge the Rexam Retirement Savings Plan and the Rexam Investment Savings Plan into the Plan.  The amendment is effective January 27, 2017. During January, 2017, approximately $157,000,000 was transferred into the Plan from the Rexam Retirement Savings Plan of approximately $142,000,000 and Rexam Investment Savings Plan of approximately $15,000,000.  Rexam employees were eligible to participate in the Plan as of January 1, 2017 and were auto-enrolled in the Plan effective February 3, 2017, if not already participating.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The plan is not insured by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The Trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”).  The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. Vanguard is also the recordkeeper of the Plan.

Participation

All U.S. salaried and hourly employees of Ball Corporation, “the Company”, who are in participating subsidiaries are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her hire date.  Temporary and occasional workers must complete a year of service, as defined in the Plan Document, prior to being eligible.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a pre-tax basis for traditional 401(k)s and post-tax basis for Roth 401(k)s, within limits defined by the Plan. Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates on a tax deferred basis until withdrawal.

The Plan provides for the automatic enrollment of a 3 percent pre-tax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects not to make a pre-tax contribution or elects to make contributions of a different amount.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

The Plan provides an automatic one-step increase whereby the automatic deferral percentage of 3 percent is automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent. Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contributions or suspend their contributions entirely at any time. The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous qualified plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

Employees of Ball Aerospace and Technologies Corp. (“BATC”) who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. Effective January 1, 2017, this provision allows for a match of up to a maximum of 2.5 percent of the employee’s eligible earnings if the Economic Value Added performance factor of BATC achieved is between 0 percent and 1.25 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program. The prior calculation allowed for a match of up to a maximum of 2.0 percent of the employee’s eligible earnings if the Economic Value Added performance factor of BATC achieved is between 0 percent and 1.0 percent (inclusive). The additional match is invested in accordance with participant elections. BATC employees earned a 100% match in 2017 and no additional match was earned for 2016. The Company contributions of this type were $6,822,381 in 2017 and $0 in 2016. The 2017 contributions were funded in 2018.

The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections subject to the restrictions noted below.  The Company contributions of this type were $1,302,392 in 2017 and $1,386,134 in 2016.

Vesting and Forfeitures

Participants are always fully vested in their own contributions and related earnings, any Company matching contributions and any additional Company contributions, including related earnings. Participants should refer to the summary Plan documents for further information. The forfeiture balance at December 31, 2017 and December 31, 2016 was $148,320 and $1,473, respectively.  Forfeitures, if any, are used to pay plan expenses or reduce employer contributions. During 2017, $47,811 was used for employer contributions and none were used for expenses.  During 2016, $38,462 was used for employer contributions and none were used for expenses.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. Distribution methods available are lump sum, installments, and partial distributions.  A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Generally, loans bear interest at 1.0 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12 month period, or 50 percent of a participant’s eligible account balance. Loans are distributed by lump sum, are paid back through installments, and are for a maximum of 5 years unless used for the purchase of a principal residence, which can be for a longer term.  Participant loans at December 31, 2017, had interest rates ranging from 4.25 percent to 8.50 percent.

Participant Accounts

Each participant’s account is credited with the participant’s contribution; the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected.

Company Stock

The Ball Corporation Common Stock Fund included $591,238 and $736,629 in the Vanguard Prime Money Market Fund Admiral Shares as of December 31, 2017, and 2016, respectively.

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund.  In the event a participant’s investment in the Ball Corporation Common Stock Fund exceeds 35 percent, future contributions, loan payments and transfers to the Plan will be directed to the default investment fund until such time that the participant’s investment level in the Ball Corporation Common Stock Fund drops below 35 percent of their account value.  The default investment fund is the date-specific Target Retirement fund that most closely matches the participants expected retirement year (based on an assumed retirement age of 65). Effective January 6, 2017, Company matching contributions are invested according to participant elections.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation Common Stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on his/her share of Ball Corporation Common Stock or receive the dividends in cash.

Transfers Out

In 2016, due to the sale of a plant, balances of participant loans were transferred to the acquiring company’s 401(k) plan.  This is shown as Transfers Out in the Statements of Changes in Net Assets Available for Benefits.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Contributions

Participant contributions, employer contributions, and related matching contributions are recorded in the period payroll deductions are made, or earned.

Income Recognition

The net appreciation in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date).  Capital gains/losses are included in the net appreciation in fair value of investments.

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustee, are paid by the Company and are excluded from the financial statements. The Plan pays for certain loan and distribution transaction fees and the annual recordkeeping fees that are charged to the related participants’ accounts.

Plan recordkeeping fees are paid as a part of the expense ratios—the cost of running the fund, expressed as a percentage of the fund’s assets, as of the most recent fund prospectus—charged by the Plan investments. The range of expense ratios for 2017 were 0.02 percent to 0.67 percent and for 2016 were 0.02 percent to 1.04 percent.  The annual plan recordkeeping fee of $41 per participant annually is paid by Plan participants. This fee is automatically deducted from the Plan account balance quarterly.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates, and such differences could be material.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

Note 3–Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the Net Asset Vaue (“NAV”) of shares held by the Plan at year end.  The mutual funds are exchange-traded open-ended funds.

Ball Corporation Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Collective Investment Trusts: The investments include lifecycle (targeted maturity funds) and a stable value fund.  The fair values of the Plan’s interest in the funds are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  The NAV, as provided by the Trustee, is used as a practical  expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined  to be probable that the fund will sell the investment for an amount different than the reported  NAV. Participant transactions  (purchased  and sales) may occur daily. Were the Plan to initiate a full  redemption of the collective trusts, the investment advisor reserves the right to temporarily delay  withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly  business manner.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Transfers between levels:  Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume, or bid-ask spreads.  The Plan’s policy is to assume the transfer occurs at the beginning of the period.  During the years ended December 31, 2017 and 2016, there were no transfers between levels.

During the years ended December 31, 2017 and 2016, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

The Plan does not include any Level 2 or 3 investments. The levels assigned to the Plan’s investments as of December 31, 2017 and 2016 are summarized in the tables below.

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Total

Mutual funds	$ 1,235,447,658	$ —	$ 1,235,447,658
Common Stock	471,328,739	—	471,328,739

Total investments in the fair value hierarchy	$ 1,706,776,397	$ —	$ 1,706,776,397

Common/collective trusts (measured	—	—	644,512,967
at net asset value) (a)
Total investments at fair value	$ 1,706,776,397	$ —	$ 2,351,289,364

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Total

Mutual funds	$ 962,564,612	$ —	$ 962,564,612
Common Stock	545,957,460	—	545,957,460

Total investments in the fair value hierarchy	$ 1,508,522,072	$ —	$ 1,508,522,072

Common/collective trusts (measured	—	—	501,643,756
at net asset value) (a)
Total investments at fair value	$ 1,508,522,072	$ —	$ 2,010,165,828

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

(a)

In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent).

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2017	2016	Commitments	Frequency	Notice Period (plan level)
Target Date Funds	$ 505,188,716	$ 364,668,858	$ None	Daily	None
Stable Value Fund (Note 5)	$ 139,324,251	$ 136,974,898	$ None	Daily	12 months

This Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments.  To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments.  However, there is no assurance that this objective can be achieved.

The Stable Value Fund invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond funds and trusts.

The Target Date Funds invest in index (mutual fund) funds consisting of U.S. and international stocks and bonds, and are designed based on  target retirement ages.

Note 4–Investments

The funds are managed by the Trustee of the Plan. The investments are maintained under the ERISA guidelines and guidelines provided by the Company.

The following investments individually represent 10 percent or more of the Plan’s net assets available for benefits.

	December 31,	December 31,
	2017	2016
Ball Corporation Common Stock (a)	$ 471,328,739	$ 545,957,460
Vanguard Institutional Index Fund (a)	293,475,105	220,934,088
Vanguard Wellington Fund Admiral Shares (a)	241,324,248	198,526,752	*

(a) party-in interest
* less than 10% in 2016

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 5–Stable Value Fund

The Vanguard Retirement Savings Trust II contracts are held principally in mutual funds that are composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust.  The net asset value is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Note 6–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 7–Federal Income Tax Status

The Internal Revenue Service, “IRS”, informed the Company by a letter dated July 6, 2016, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant.  The Plan has since been amended, however, the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017 and 2016, there are no uncertain tax positions taken that would require recognition of a liability or asset or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 8–Related Party and Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the Plan’s trustee/custodian and recordkeeper and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. In addition, the Plan holds shares of Ball Corporation Common Stock, the Plan sponsor, which also qualifies as a party-in-interest. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.  Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions.  Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.

The Plan invests in Ball Corporation Common Stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2017, the gain on investment was $8,311,853, purchases of Ball Corporation Common Stock were $5,648,292, sales of Ball Corporation Common Stock were $43,260,898 and the net transfer out of Ball Corporation Common Stock was $45,473,359. Dividend income for Ball Corporation Common Stock was $4,859,594 and $3,862,082 for 2017 and 2016, respectively.  As of December 31, 2017 and 2016, the plan held 12,452,540 and 14,545,282 shares of Ball Corporation Common Stock at a value

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

of $471,328,739 and $545,957,460, respectively, along with cash in the Vanguard Prime Money Market Fund Admiral Shares of $591,238 and $736,629, respectively, in the Ball Corporation Common Stock Fund.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Note 9–Concentrations, Risks and Uncertainties

The Plan has a significant concentration of Ball Corporation Common Stock. A change in the value of the Company stock or other investment(s) valued at greater than 10% of the Plan assets (See Note 4) can cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

Note 10–Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2017	2016
Net assets available for benefits per the financial
statements:	$ 2,382,487,883	$ 2,036,312,338

Deemed distributions	(117,774)	(141,407)

Net assets available for benefits per the form 5500	$ 2,382,370,109	$ 2,036,170,931

The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, to the form 5500:

	2017	2016
Net increase in net assets available for benefits per
the financial statements, before transfers	$ 188,754,695	$ 75,874,180

Adjustment from contract value to fair value - prior year	-	(2,318,655)

Deemed distributions - prior year	141,407	85,850
Deemed distributions - current year	(117,774)	(141,407)

Net increase in net assets available for benefits per
the Form 5500	$ 188,778,328	$ 73,499,968

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 11–Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements.

The Company and Platinum Equity announced on June 21, 2018 they have entered into a joint venture and definitive purchase agreements to form Ball Metalpack, a new packaging company that manufactures steel containers for aerosol products, food, household consumables, pet food, nutritional and other products in the United States. Platinum Equity will own 51 percent of Ball Metalpack and the Company will own 49 percent.  Ball Corporation will contribute its U.S. steel food and aerosol packaging manufacturing assets to the joint venture. These include the following tinplate steel assets: Canton (Brookline and Warner Rd.) and Columbus, Ohio; Milwaukee and Deforest, Wisconsin; Chestnut Hill, Tennessee; Horsham, Pennsylvania; Springdale, Arkansas, and Oakdale, California. Ball Corporation will continue to wholly own and operate its aluminum aerosol packaging facilities in the U.S., Canada, Europe, India and Mexico, and its steel aerosol facilities in Argentina, as well as the Findlay, Ohio, metal packaging facility. No determination has been made regarding any impact of this transaction on the Plan as of the date the financial statements were available to be issued.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2017

EIN  35-0160610 Plan #030

(a) (b)/(c) Identity of Issue/Description	(d) Cost **	(e) Current Value

Mutual Funds:
American Funds New Perspective Fund, Class R-6		$ 4,689,226
TRP Growth Stock Fund		95,413,147
(1) Vanguard Explorer Fund Admiral Shares		60,836,047
(1) Vanguard Inflation-Protected Securities Admiral Shares		7,572,404
(1) Vanguard Institutional Index Fund		293,475,105
(1) Vanguard International Growth Fund Admiral Shares		99,631,762
(1) Vanguard Mid-Cap Index Fund Institutional Shares		61,463,171
(1) Vanguard PRIMECAP Fund Admiral Shares		21,240,128
(1) Vanguard Prime Money Market Fund Admiral Shares		64,231,492
(1) Vanguard Small-Cap Index Fund Institutional Shares		88,244,621
(1) Vanguard Total Bond Market Index Fund Institutional Shares		113,448,434
(1) Vanguard Wellington Fund Admiral Shares		241,324,248
(1) Vanguard Windsor II Fund Admiral Shares		83,877,873
Total Mutual Funds		1,235,447,658

Collective Investment Trusts:
(1) Vanguard Retirement Savings Trust II		139,324,251
(1) Vanguard Target Retirement 2015 Trust I		31,471,810
(1) Vanguard Target Retirement 2020 Trust I		80,441,707
(1) Vanguard Target Retirement 2025 Trust I		109,488,931
(1) Vanguard Target Retirement 2030 Trust I		80,665,737
(1) Vanguard Target Retirement 2035 Trust I		60,374,425
(1) Vanguard Target Retirement 2040 Trust I		45,508,572
(1) Vanguard Target Retirement 2045 Trust I		40,538,809
(1) Vanguard Target Retirement 2050 Trust I		19,607,734
(1) Vanguard Target Retirement 2055 Trust I		10,015,128
(1) Vanguard Target Retirement 2060 Trust I		3,468,994
(1) Vanguard Target Retirement 2065 Trust I		25,694
(1) Vanguard Target Retirement Income Trust I		23,581,175
Total Collective Investment Trusts		644,512,967

(1) Ball Corporation Common Stock		471,328,739

(1) Notes Receivable from Participants (Interest rates ranging from 4.25% to 8.50%)		24,207,931

Total assets held (at end of year)		$ 2,375,497,295

(1) Identified party-in-interest.
** Cost omitted per participant-directed accounts.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ball Corporation 401(k) and Employee Stock Ownership Plan
June 25, 2018	By:	/s/ James G. Walker
	Name:	James G.Walker
	Title:	Manager Retirement and Savings

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of Anton Collins Mitchell LLP, Independent Registered Public Accounting Firm	E-1

*Filed herewith